Cannabis Kinetics Corp.
3240 W. 71st Avenue
Westminister, CO 80030
720-319-5602

June 11, 2014

Securities and Exchange Commission
Office of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Steve Lo

Re: Cannabis Kinetics Corp.

Gentlemen;

In response to the letter dated June 10, 2014 from the Securities and Exchange Commission (the “Commission”) regarding the Form 8-K filed June 6, 2014, Cannabis Kinetics Corp. (the “Company”) is filing herewith an amendment to said Form 8-K. In addition, the Company hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3. The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address david@dlubinassociates.com.

Very truly yours,
CANNABIS KINETICS CORP.

By:	/s/ Eric Hagen
Name:	Eric Hagen
Title:	President and Chief Executive Officer